July 22, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: The Flowr Corporation

Request to Withdraw Registration Statement on Form F-10, as amended

Initial Filing Date June 25, 2019 (File No. 333-232319)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form F-10, as amended (SEC File No. 333-232319), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on June 25, 2019 and amended on July 15, 2019 and further amended on July 18, 2019.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors and the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Securities Act. In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal via email to our counsel, James Guttman of Dorsey & Whitney LLP, at guttman.james@dorsey.com.

If you have any questions or require additional information, please do not hesitate to contact James Guttman, our counsel, at (416) 367-7376.

Sincerely,

The Flowr Corporation

/s/ Alexander Dann

Alexander Dann

Chief Financial Officer

cc:          Francesco Tallarico, The Flowr Corporation
               James Guttman, Dorsey & Whitney LLP